November 15, 2013

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Justin Dobbie Legal Branch Chief

Re:	Request for Acceleration of Effectiveness of Navigator Holdings Ltd. Registration Statement on Form F-1 (File No. 333-191784) initially filed on October 17, 2013

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Navigator Holdings Ltd. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-191784) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.01 per share, so that the Registration Statement may be declared effective on Tuesday, November 19, 2013, at 2:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 5,091 copies of the preliminary prospectus issued November 7, 2013 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of themselves and on behalf of the underwriters that they and the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours, JEFFERIES LLC For itself and as Representative of the other underwriters

By:	/s/ Jeffrey Pribor
Name: Jeffrey Pribor
Title: Managing Director

MORGAN STANLEY & CO. LLC For itself and as Representative of the other underwriters

By:	/s/ Don Devendorf
Name: Don Devendorf
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]